Exhibit 99.1

F O R    I M M E D I A T E    R E L E A S E

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports Fourth Quarter and Year-end 2013 Results

Toronto, Ontario (February 20, 2014) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2013 and reviewed its operating, exploration and development activities.

“We had another strong year in 2013, achieving the mid-point of guidance with production of 190,000 ounces of gold and record sales of 198,200 ounces at total cash costs of $496 per ounce, below the low end of guidance. Even in the face of a lower gold price, we continued to generate strong operating margins with operating cash flow of $15.1 million and $86.6 million for the fourth quarter and full year 2013, respectively. Removing the impact of the non-cash deferred tax charge resulting from the tax reform in Mexico and severance payments related to our transition to contract mining, we reported fourth quarter earnings of $6.0 million, or $0.05 per share,” said John A. McCluskey, President and Chief Executive Officer.

“Our Mulatos mine continues to generate cash flow and through our acquisitions of the Esperanza and Quartz Mountain projects we have assembled one of the strongest growth profiles of our peer group with projects that all work in the current gold price environment. With over $417 million in cash and no debt, our balance sheet remains one of our greatest strengths, affording us the flexibility to not only internally fund our development pipeline but also pursue further growth and value creation opportunities,” Mr. McCluskey added.

Fourth Quarter 2013 Highlights

Financial Performance

•	Sold 42,198 ounces of gold for quarterly revenues of $53.8 million

•	Generated cash from operating activities before changes in non-cash working capital of $12.7 million ($0.10 per share); after changes in non-cash working capital of $15.1 million ($0.12 per share)

•	Recognized a quarterly loss of $5.3 million ($0.04 per share). Earnings in the fourth quarter were impacted by a one-time, non-cash deferred tax charge of $9.8 million ($0.08 per share) resulting from the recent tax reform in Mexico and a $1.5 million ($0.01 per share) charge relating to severance payments to be incurred as a result of the transition to contract mining

•	Cash and cash equivalents and short-term investments were $417.5 million at December 31, 2013

Operational Performance

•	Produced 39,000 ounces of gold at a cash operating cost of $566 per ounce of gold sold (total cash costs including royalties were $624 per ounce of gold sold)

•	Achieved quarterly average crusher throughput of 17,900 tonnes per day (“tpd”), above budget for the fifth consecutive quarter

•	Continued to realize a net positive ounce reconciliation of 13% comparing mined blocks from the global Mulatos Pit to the block model

•	Commenced development of the Escondida Deep underground deposit and completed the haul road to the El Victor and San Carlos deposits

Full Year 2013 Highlights

Financial Performance

•	Sold a record 198,198 ounces of gold at an average realized price of $1,424 per ounce for revenues of $282.2 million

•	Realized earnings of $38.8 million ($0.30 per share) compared to earnings of $118.0 million ($0.98 per share) in 2012

•	Generated cash from operating activities before changes in non-cash working capital of $113.3 million ($0.89 per basic share) compared to $178.5 million ($1.49 per basic share) in 2012

•	Realized proceeds of $111.1 million on the disposition of the Company’s investment in the common shares of Aurizon Mines Limited (“Aurizon”)

•	Completed the acquisition of Esperanza Resources Corporation (“Esperanza”) for net cash consideration of $44.7 million and the issuance of 7.2 million share purchase warrants (“warrants”) with a five-year term and an exercise price of CAD$29.48

•	Completed the acquisition of Orsa Ventures Corporation (“Orsa”) for cash consideration of $3.4 million

•	Announced a normal course issuer bid (“NCIB”) and repurchased 211,300 common shares for cancellation.

•	Paid a total of $25.5 million in dividends to shareholders ($0.20 per basic share). The Company has paid a total of $71.5 million in dividends to shareholders over the past four years

Operational Performance

•	Produced 190,000 ounces of gold at total cash costs (including the 5% royalty) of $496 per ounce of gold sold, below the Company’s full year guidance range of $500 to $520 per ounce

•	Achieved record average crusher throughput of 17,900 tonnes per day (“tpd”), above the Company’s annual guidance of 17,500 tpd

•	Reported a net positive ounce reconciliation of 8% comparing mined blocks from the global Mulatos Pit to the block model

Subsequent to year-end

•	Released 2014 production guidance of 150,000 to 170,000 ounces at total cash costs of $700 to $740 per ounce and all-in sustaining costs of $960 to $1,000 per ounce

•	Repurchased and cancelled 351,500 common shares under the Company’s NCIB for a total purchase price of $3.3 million

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	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Ounces produced	39,000	67,800	190,000	200,000
Ounces sold	42,198	62,516	198,198	197,516

Operating Revenues (000)	$53,831	$106,946	$282,187	$329,372
Earnings before income taxes (000)	$6,627	$51,943	$79,504	$166,925
Earnings (loss) (000)	($5,274)	$37,906	$38,792	$117,956
Earnings (loss) per share (basic)	($0.04)	$0.31	$0.30	$0.98

Cash flow from operating activities before changes in non-cash working capital (000)	$12,737	$53,523	$113,279	$178,534
Cash flow from operating activities (000)	$15,086	$69,145	$86,627	$183,424

Cash and short-term investments (000) (2)			$417,455	$353,710

Realized gold price per ounce	$1,276	$1,711	$1,424	$1,668
Average London PM Fix gold price per ounce	$1,276	$1,722	$1,411	$1,669

Total cash cost per ounce (1)	$624	$460	$496	$438
All-in sustaining cost per ounce (1)	$921	$684	$772	$681
All-in cost per ounce (1)	$1,215	$841	$967	$873

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at December 31, 2013 and December 31, 2012.

Fourth Quarter and Full Year 2013 Financial Results

The Company continued to generate strong operating margins in 2013 despite a substantial decrease in the gold price, as low cash costs contributed to the Company generating $15.1 million ($0.12 per share) cash provided by operating activities in the fourth quarter of 2013. Cash from operating activities decreased 76% relative to the same period of 2012 as a result of lower gold sales.

Earnings before income taxes in the fourth quarter of 2013 were $6.6 million or $0.05 per basic share, compared to $51.9 million or $0.43 per basic share in the fourth quarter of 2012. On an after-tax basis, the Company recorded a loss in the fourth quarter of 2013 of $5.3 million or $0.04 per basic share compared to earnings of $37.9 million in the same period of 2012 as a result of lower gold sales, a one-time deferred tax charge of $9.8 million associated with the recent tax reform in Mexico, and a $1.5 million charge relating to severance payments to be incurred as a result of the transition to contract mining. On a year-to-date basis, cash flow from operations and earnings decreased substantially in 2013 relative to 2012 as a result of a significant decline in the gold price throughout the year.

Capital expenditures in 2013 totalled $59.7 million. Sustaining capital spending in Mexico in 2013 included operating and expansion capital of $19.1 million, consisting of $6.9 million for component changes on mobile equipment, $2.2 million for interlift liners, $1.3 million for mobile equipment, $1.9 million for improvements to the camp at Mulatos, and $5.4 million invested in other smaller capital projects. In 2014, the Company expects sustaining capital to decrease to approximately $13.2 million, as the Company transitions to contract mining.

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In addition, the Company invested $20.5 million at Mulatos in expansion capital and capitalized exploration in 2013. This included development of the Escondida Deep area, in order to access high grade ore to provide gravity mill feed, and completing the haul road to the El Victor and San Carlos deposits during the fourth quarter. The Company also invested $17.8 million in development projects in Turkey, focused on engineering, permitting and community relations activities.

Key financial highlights for the three months and years ended 2013 and 2012 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows for the three months and years ended 2013 and 2012 are presented at the end of this release in Table 2.

Fourth Quarter and Full Year 2013 Operating Results

Gold production of 190,000 ounces in 2013 decreased 5% compared to 200,000 ounces in 2012. In the fourth quarter of 2013, the Mulatos mine produced 39,000 ounces of gold, bringing full year production to the midpoint of the Company’s guidance. Production in the fourth quarter was lower than previous quarters as a result of lower than anticipated grades milled from the high grade Escondida deposit.

Total crusher throughput in the fourth quarter of 2013 averaged near record levels of 17,900 tpd, above the annual budgeted rate of 17,500 tpd for the fifth consecutive quarter. For 2013, crusher throughput averaged 17,900 tpd, up 12% from 16,000 tpd in 2012. During the fourth quarter of 2013, mill throughput exceeded budgeted levels at 550 tpd. In 2014, the Company intends to increase mill throughput to an average of 700 tpd.

The grade of the crushed ore stacked on the leach pad in the fourth quarter of 2013 was 0.96 grams per tonne of gold (“g/t Au”). For the full year 2013, the grade of crushed ore stacked on the leach pad was 1.07 g/t Au, above the 2013 budgeted grade of 0.98 g/t Au. The grade of the Escondida high-grade zone mined and milled in the fourth quarter of 2013 was 3.46 g/t Au, below the Company’s full year budgeted average grade of 11 g/t Au. For the full year, the grade mined and milled from the Escondida high-grade zone was approximately 6.84 g/t Au.

The reconciliation of mined blocks to the block model for the global Mulatos Pit, including Escondida, for the quarter was +21%, -6% and +13% for tonnes, grade and ounces respectively and for the year ended December 31, 2013 was +15%, -6% and +8% for tonnes, grade and ounces respectively. Since the start of mining activities in 2005, the project-to-date reconciliation is +4%, +5%, +9% for tonnes, grade and ounces, respectively. Positive variances indicate that the Company is mining more gold than was indicated in the reserve model.

The ratio of ounces produced to contained ounces stacked or milled (“recovery ratio”) in the fourth quarter was 71% and averaged 73% for 2013, an improvement from 70% achieved in 2012.

Cash operating costs of $426 per ounce of gold sold in 2013 was in line with the Company’s full year guidance, and 20% higher than $355 per ounce reported in 2012. This increase is primarily attributable to lower grades mined and milled in 2013 compared to 2012. Including the 5% royalty, total cash costs were $496 per ounce of gold sold in 2013.

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Key operational metrics and production statistics for the fourth quarter and full year 2013 compared to the same periods of 2012 are presented in Table 3 at the end of this press release.

Turkey Developments

In August 2013, the Company received an Environmental Impact Assessment (“EIA”) Positive Decision Certificate for Kirazlı from the Ministry of the Environment and Urbanization (the “Ministry”). The EIA for Ağı Dağı has been submitted and is currently under review. In January 2014, the Canakkale Administrative Court in Turkey (the “Court”) issued an injunction order to the Ministry regarding its approval of the EIA for the Company’s Kirazlı project, on the basis that it failed to assess the “cumulative impacts” of the Kirazlı project in conjunction with other potential mining projects in the region. Given that there had not previously been any requirement to include such an assessment in such an EIA report, the Ministry is formally challenging the Court’s decision to temporarily revoke the EIA on this basis. A hearing on the merits of the claim which formed the basis for the injunction is expected to take place within 6 months. In the interim, the Company will amend its EIA for the Kirazlı project to account for the cumulative impact of potential surrounding projects in the event that a revised EIA is required. The Court’s basis for the injunction does not relate to concerns with any technical aspect of the Kirazlı project.

With the Company already awaiting forestry and operating permits and given the recent political developments in Turkey, including criminal corruption investigations implicating several Government officials, as well as local and federal elections upcoming during the year, the Company does not expect the injunction to significantly alter the development timeline for the Kirazlı project.

The Company has budgeted spending of $4.8 million in Turkey in 2014 associated with permitting, community and government relations, and general administration costs only. Given the continuing delay in receipt of key permits, the Company has reduced its headcount and curtailed spending significantly in Turkey. The full development budget for Kirazlı and Ağı Dağı will be re-initiated once all required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study, with the exception that the recent devaluation of the Turkish Lira would result in significant capital and operating savings that would improve the overall project economics.

Fourth Quarter and Full Year 2013 Exploration Update

Total exploration expenditures in 2013 were $16.1 million. At Mulatos, total exploration spending was $12.1 million. This included $4.9 million of drilling costs at San Carlos and infill drilling at Mulatos, which were capitalized and $7.2 million of drilling costs at East Estrella, El Realito and Puerto del Aire (“PdA”), and administration costs, which were expensed. Total exploration spending in Turkey was $3.0 million, of which $2.7 million was capitalized, focused primarily on infill and step-out drilling at the Çamyurt deposit. Further, $1.0 million of spending at the Esperanza gold project was capitalized as development costs. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

In 2014, a minimum of 56,100 metres (“m”) of reverse-circulation (“RC”), directional drilling, core, and underground core drilling is planned at Mulatos in 2014, focusing on the San Carlos Northeast extension; East Estrella; El Realito and the Mulatos Mine area. Exploration activities at Esperanza will be focused on required work for resubmission of the EIA for the project,

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which includes 7,000 m of confirmatory and condemnation drilling around the Esperanza deposit. At Quartz Mountain, the Company plans to complete a minimum of 16,000 m of drilling with a focus on infill and expansion drilling.

Outlook

The Company anticipates producing between 150,000 and 170,000 ounces of gold in 2014 at total cash costs of between $700 and $740 per ounce of gold sold, assuming a $1,250 gold price.

The lower gold production planned for 2014 relative to 2013 is primarily attributable to the lower budgeted grade for the mill feed of 5.3 g/t Au due to the transition to Escondida Deep and San Carlos in 2014, as well as a lower budgeted grade stacked on the leach pad of 0.85 g/t Au in 2014 compared to 1.07 g/t Au in 2013. The Company expects to transition to underground mining at Escondida Deep in the second quarter and then to San Carlos in the second half of 2014. With the transition to San Carlos, the Company expects to increase mill throughput rates to an average of 700 tpd in 2014 to help offset the decrease in grade. Underground throughput rates at San Carlos are expected to gradually ramp up to the expanded mill capacity through the second half of the year.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on additional low cost production which will help drive annual production closer to the level achieved in 2013. Both deposits are higher grade than Mulatos and could add annualized production of between 60,000 and 70,000 ounces. The Company continues the legal process to obtain the necessary surface rights to these areas, which is expected to be resolved within 6 months. In the interim, the Company is continuing negotiations with the land owners in an attempt to resolve differences in value expectations prior to the expropriation decision. It is expected that permitting and construction will take 18 months to complete after securing the necessary land access rights.

The 2014 Mulatos capital budget is $43.5 million. Sustaining capital spending is forecast to be approximately $13.2 million in 2014. Development spending of $30.3 million in 2014 will be focused on development of the San Carlos and Escondida Deep areas, in order to access high-grade ore to provide additional gravity mill feed.

The Company’s mineral reserve and resource update is expected to be released at the end of the first quarter of 2014. The current focus of exploration at Mulatos is on continuing to delineate high-grade mineral reserves to provide mill feed beyond the life of the Escondida and San Carlos high-grade deposits.

Gold production from the first of the Company’s Turkish projects, Kirazlı , is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company remains confident that these permits will be granted. However, recent legal developments and political changes have added to the lack of clarity with respect to the expected timing for receipt of these permits. Accordingly, the Company has implemented a cost reduction program in Turkey pending further progress on the current permitting challenges.

With the completion of the Esperanza and Orsa acquisitions in 2013, the Company has grown its development pipeline substantially. Development spending at Esperanza in 2014 of approximately $11.3 million (which includes $2.8 million of exploration spending) will be

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focused on baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project. Spending at the Quartz Mountain Property will be focused on validating the existing mineral resources.

The Company continues to strengthen its financial position, generating free cash flow from Mulatos in 2013 and ending the year with over $417 million in cash and cash equivalents and no debt. The Company`s development capital and exploration spending in 2014 is all expected to be financed from cash flow, and the Company is well positioned to pursue accretive opportunities and to deliver on its longer term growth objectives.

Associated Documents

This press release should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2013 and December 31, 2012 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company’s website, www.alamosgold.com, in the “Investors” section under “Reports and Financials”, and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Reminder of Fourth Quarter and Year-End 2013 Results Conference Call

The Company’s senior management will host a conference call on Thursday, February 20, 2014 at 12:00 pm ET to discuss the fourth quarter and year-end 2013 financial results and update operating, exploration, and development activities.

Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.

A playback will be available until March 6, 2014 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 8457270. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $410 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of February 19, 2014, Alamos had 127,357,488 common shares outstanding (139,229,554 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

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The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

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Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Cash flow from operating activities – IFRS (000)	$15,087	$69,145	$86,627	$183,424
Changes in non-cash working capital (000)	2,350	(15,622)	(26,652)	(4,890)

Cash flow from operating activities before changes in non-cash working capital (000)	$12,737	$53,523	$113,279	$178,534

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$23,903	$23,480	$84,521	$70,168
Inventory adjustments and period costs (000)	(2,725)	(1,968)	(1,804)	1,979

Total cost (000)	$21,178	$21,512	$82,717	$72,147
Tonnes Ore stacked / milled (000)	1,649.4	1,649.7	6,518.3	5,823.0

Total cost per tonne of ore	$12.84	$13.04	$12.69	$12.39

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

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The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Mining and processing costs – IFRS (000)	$23,903	$23,480	$84,521	$70,168
Divided by: Gold ounces sold (1),(2)	42,198	62,516	198,198	197,516

Total Cash operating costs per ounce	$566	$376	$426	$355

Mining and processing costs – IFRS (000)	$23,903	$23,480	$84,521	$70,168
Royalties – IFRS (000)	2,459	5,255	13,829	16,411

Total Cash costs (000)	$26,362	$28,735	$98,350	$86,579
Divided by: Gold ounces sold	42,198	62,516	198,198	197,516

Total Cash costs per ounce	$624	$460	$496	$438

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Mining and processing costs (000)	$23,903	$23,480	$84,521	$70,168
Royalties (000)	2,459	5,255	13,829	16,411
Corporate and administration (000) (1)	4,060	4,074	19,964	12,368
Share-based compensation (000)	(740)	876	3,204	7,634
Exploration costs (000) (2)	3,849	1,900	11,379	8,444
Reclamation cost accretion (000)	214	113	902	486
Sustaining capital expenditures (000)	5,106	7,073	19,118	18,987

	$38,851	$42,771	$152,917	$134,498
Divided by: Gold ounces sold	42,198	62,516	198,198	197,516

All-in sustaining cost per ounce	$921	$684	$772	$681

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all- in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

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	Q4 2013	Q4 2012	YTD 2013	YTD 2012
All-in sustaining cost (above)	$38,851	$42,771	$152,917	$134,498
Add: Development and expansion capital (000)	10,782	5,792	33,025	26,645
Add: Turkey / other exploration (000)	1,030	3,334	3,758	9,565
Add: Turkey G&A (000)	590	682	1,975	1,809

	51,253	52,579	191,675	172,517
Divided by: Gold ounces sold	42,198	62,516	198,198	197,516

All-in cost per ounce	$1,215	$841	$967	$873

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

11 | ALAMOS GOLD INC

Table 1: Financial Highlights

	Q4 2013			Q4 2012		2013		2012		2011
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)		$12,730			$53,523		$113,279		$178,534		$107,226
Changes in non-cash working capital		$2,357			$15,622		($26,652)		$4,890		($692)
Cash provided by operating activities (000)		$15,087			$69,145		$86,627		$183,424		$106,534
Earnings before income taxes (000)		$6,627			$51,943		$79,504		$166,925		$105,935
Earnings (loss) (000)		($5,274)			$37,906		$38,792		$117,956		$60,081
Earnings (loss) per share - basic - diluted	($ ($	0.04 0.04	) )	$ $	0.31 0.31	$ $	0.30 0.30	$ $	0.98 0.98	$ $	0.51 0.51
Comprehensive income (000)		($6,078)			$38,812		$38,763		$117,972		$60,333
Weighted average number of common shares outstanding - basic - diluted		127,709,000 127,757,000			120,796,000 121,746,000		127,340,000 127,480,000		119,861,000 120,904,000		117,375,000 118,669,000
Assets (000) (3)							$898,028		$753,856		$599,224

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at December 31, 2013, December 31, 2012, and December 31, 2011.

12 | ALAMOS GOLD INC

Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive

Income, and Cash Flows

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	December 31,	December 31,
	2013	2012
A S S E T S
Current Assets
Cash and cash equivalents	$409,663	$306,056
Short-term investments	7,792	47,654
Available-for-sale securities	1,896	10,340
Other financial assets	442	1,118
Amounts receivable	11,200	7,647
Advances and prepaid expenses	9,068	3,207
Inventory	37,972	42,046

Total Current Assets	478,033	418,068

Non-Current Assets
Other non-current assets	2,696	1,058
Exploration and evaluation assets	214,387	127,015
Mineral property, plant and equipment	202,912	207,715

Total Assets	$898,028	$753,856

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$23,487	$24,874
Income taxes payable	1,783	15,497

Total Current Liabilities	25,270	40,371

Non-Current Liabilities
Deferred income taxes	38,715	38,365
Decommissioning liability	21,406	13,934
Other liabilities	690	714

Total Liabilities	86,081	93,384

E Q U I T Y
Share capital	$510,473	$393,752
Warrants	21,667	—
Contributed surplus	24,236	22,606
Accumulated other comprehensive loss	(1,093)	(1,064)
Retained earnings	256,664	245,178

Total Equity	811,947	660,472

Total Liabilities and Equity	$898,028	$753,856

13 | ALAMOS GOLD INC

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the year ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
OPERATING REVENUES	$53,831	106,946	$282,187	$329,372

MINE OPERATING COSTS
Mining and processing	23,903	23,480	84,521	70,168
Royalties	2,459	5,255	13,829	16,411
Amortization	11,247	18,115	56,488	50,678

	37,609	46,850	154,838	137,257

EARNINGS FROM MINE OPERATIONS	16,222	60,096	127,349	192,115

EXPENSES
Exploration	3,282	1,448	7,559	6,488
Corporate and administrative	4,650	4,758	21,939	14,177
Share-based compensation	(740)	876	3,204	7,634

	7,192	7,082	32,702	28,299

EARNINGS FROM OPERATIONS	9,030	53,014	94,647	163,816

OTHER INCOME (EXPENSES)
Finance income	797	689	3,131	3,133
Financing expense	(224)	(148)	(912)	(536)
Foreign exchange (loss) gain	(917)	(833)	(8,312)	14
Other (loss) income	(2,059)	(779)	(9,050)	498

EARNINGS BEFORE INCOME TAXES FOR THE PERIOD	6,627	51,943	79,504	166,925

INCOME TAXES
Current tax expense	(5,751)	(19,265)	(40,362)	(45,612)
Deferred tax recovery (expense)	(6,150)	5,228	(350)	(3,357)

EARNINGS (LOSS) FOR THE PERIOD	$(5,274)	$37,906	$38,792	$117,956

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(804)	(1,065)	(2,697)	(2,350)
- Reclassification of realized losses (gains) on available-for-sale securities included in earnings	—	1,971	2,668	2,366

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(6,078)	$38,812	$38,763	$117,972

EARNINGS PER SHARE
– basic	$(0.04)	$0.31	$0.30	$0.98
– diluted	$(0.04)	$0.31	$0.30	$0.98

Weighted average number of common shares outstanding
- basic	127,709,000	120,796,000	127,340,000	119,861,000
- diluted	127,757,000	121,746,000	127,480,000	120,904,000

14 | ALAMOS GOLD INC

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the years ended
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) for the period	$(5,274)	37,906	$38,792	$117,956
Adjustments for items not involving cash:
Amortization	11,247	18,115	56,488	50,678
Financing expense	224	148	912	536
Unrealized foreign exchange loss (gain)	900	722	5,938	(1,352)
Deferred tax (recovery) expense	6,150	(5,228)	350	3,357
Share-based compensation	(740)	876	3,204	7,634
Loss (gain) on sale of securities	—	1,390	6,840	460
Other	230	(406)	755	(735)
Changes in non-cash working capital:
Fair value of forward contracts	—	(150)	—	—
Amounts receivable	(5,855)	(4,142)	(21,356)	(18,865)
Inventory	1,928	3,365	(2,797)	(5,655)
Advances and prepaid expenses	4,770	(673)	(4,311)	(1,090)
Accounts payable and accrued liabilities, and income taxes payable	1,507	17,222	1,812	30,500

	15,087	69,145	86,627	183,424

INVESTING ACTIVITIES
Sales (purchases) of securities	—	(6,470)	111,116	(185)
Short-term investments (net)	(4,104)	(17,785)	39,862	5,434
Contractor advances	(385)	—	(1,440)	—
Acquisition of Esperanza	—	—	(44,663)	—
Acquisition of Orsa	—	—	(3,403)	—
Exploration and evaluation assets	(5,920)	(7,307)	(21,437)	(18,561)
Mineral property, plant and equipment	(11,575)	(9,511)	(38,295)	(38,815)

	(21,984)	(41,073)	41,740	(52,127)

FINANCING ACTIVITIES
Common shares issued	—	3,746	4,883	28,178
Shares repurchased and cancelled	—	—	(2,624)	—
Dividends paid	(12,770)	(12,073)	(25,519)	(24,023)

	(12,770)	(8,327)	(23,260)	4,155

Effect of exchange rates on cash and cash equivalents	(640)	(731)	(1,500)	1,133

Net increase (decrease) in cash and cash equivalents	(20,307)	19,014	103,607	136,585
Cash and cash equivalents - beginning of the period	429,970	287,042	306,056	169,471

CASH AND CASH EQUIVALENTS - END OF PERIOD	$409,663	$306,056	$409,663	$306,056

15 | ALAMOS GOLD INC

Table 3: Production Summary & Statistics (1)

Production summary	Q1 2013	Q2 2013	Q3 2013	Q4 2013	YTD 2013	YTD 2012
Ounces produced (1)	55,000	53,000	43,000	39,000	190,000	200,000

Crushed ore stacked on leach pad (tonnes) (2)	1,568,400	1,552,000	1,610,000	1,598,600	6,329,000	5,646,000
Grade (g/t Au)	1.25	1.10	0.99	0.96	1.07	1.19

Contained ounces stacked	63,100	54,800	51,300	49,300	218,500	216,000

Crushed ore milled (tonnes)	45,600	46,000	46,900	50,800	189,300	176,500
Grade (g/t Au)	6.59	10.94	6.73	3.46	6.84	12.49

Contained ounces milled	9,600	16,200	10,100	5,700	41,600	70,900

Ratio of total ounces produced to contained ounces stacked and milled	76%	75%	70%	71%	73%	70%

Total ore mined (tonnes)	1,509,000	1,900,000	1,777,000	1,843,000	7,029,000	5,786,000
Waste mined (tonnes)	702,000	907,000	992,000	784,000	3,385,000	3,360,000

Total mined (tonnes)	2,211,000	2,807,000	2,769,000	2,627,000	10,414,000	9,146,000

Waste-to-ore ratio	0.46	0.48	0.56	0.46	0.48	0.58

Ore crushed per day (tonnes) – combined	17,900	17,600	18,000	17,900	17,900	16,000

(1)	Reported gold production for Q4 2013 and YTD 2013 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.

16 | ALAMOS GOLD INC